82-57

TransCanada
In business to deliver

TransCanada PipeLines Tower
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

tel (403) 920-7678
fax (403) 920-2467
email nicole_folwell@transcanada.com

RECEIVED
2004 APR 29 A 11:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024729

April 27, 2004

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

SUPPL

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release for TC PipeLines, LP

Please find enclosed a copy of a news release issued by TC PipeLines, LP in the United States via the Canada News Wire Network on April 26, 2004. The press release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Nicole Folwell
Corporate Legal Assistant
/ncf
Enclosure

dlw 5/4

TC PipeLines, LP

Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7859
Unitholder and Analyst Inquiries:	David Moneta/Debbie Stein	(877) 290-2772

NewsRelease

TC PipeLines, LP Announces 2004 First Quarter Results

CALGARY, Alberta – April 26, 2004 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today reported first quarter 2004 net income of $13.7 million or $0.75 per unit (all amounts in U.S. dollars) compared to $11.9 million or $0.66 per unit in first quarter 2003. The increase in net income is due to higher equity income from both Northern Border Pipeline Company (Northern Border Pipeline) and Tuscarora Gas Transmission Company (Tuscarora).

Cash generated in first quarter 2004, including $2.0 million of cash distributed from Northern Border Pipeline classified as a return of capital, increased to $15.4 million compared to $13.5 million in 2003. The increase reflects higher cash distributions from Northern Border Pipeline due primarily to the change in its cash distribution policy effective January 1, 2004.

"The Partnership's first quarter 2004 results reflect increased income and cash flow relative to the same period last year," said Ron Turner, President and Chief Executive Officer of the general partner, TC PipeLines GP, Inc. "This is the result of successful marketing of transportation services on Northern Border Pipeline and the recent expansion of the Tuscarora system." On April 20, 2004, the Partnership announced its first quarter cash distribution in the amount of $0.55 per unit.

Current accounting practice requires the classification of cumulative cash distributions in excess of cumulative equity earnings to be reported as a return of capital. As of the fourth quarter 2003, cumulative cash distributions from Northern Border Pipeline to the Partnership exceeded cumulative equity earnings. In first quarter 2004, distributions from Northern Border Pipeline exceeded equity earnings to the Partnership by $2.0 million.

Cash distributions from Tuscarora for the first quarter 2004 were $1.5 million, unchanged from first quarter 2003.

In the first quarter 2004, the Partnership contributed $19.5 million to Northern Border Pipeline representing its 30 per cent share of a $65.0 million cash call issued by Northern Border Pipeline to its partners on January 27, 2004. The funds were used by Northern Border Pipeline to repay a portion of its existing indebtedness. The Partnership's contribution was funded with cash from operations and its credit facilities.

During first quarter 2004, the Partnership paid an aggregate $10.1 million of cash distributions to unitholders and its general partner, compared to $9.6 million in first quarter 2003. This cash distribution, on a per unit basis, represents $0.55 per unit in first quarter 2004, as compared to $0.525 per unit in first quarter 2003, as well as the general partner interest including incentive distributions.

Conference Call

The Partnership will hold a conference call Tuesday, April 27, 2004 at 12 p.m. (Eastern). Ron Turner, President and Chief Executive Officer of the general partner, will discuss the first quarter 2004 financial results and general developments and issues concerning the Partnership. Those interested in listening to the call may dial (800) 387-6216. A replay of the conference call will also be available after the call until midnight, May 4, 2004 by dialing (800) 408-3053, then entering pass code 3037898.

A live Web cast of the conference call will also be available through the Partnership's Internet site at www.tcpipelineslp.com. An audio replay of the call will be maintained on the Internet site.

TC PipeLines, LP is a publicly traded limited partnership. It owns a 30 per cent interest in Northern Border Pipeline Company, a Texas general partnership, and a 49 per cent interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70 per cent by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 240-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of Gas Transmission Northwest Corporation, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., an indirect wholly owned subsidiary of TransCanada Corporation. Subsidiaries of TransCanada Corporation also hold common and subordinated units of the Partnership. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's Internet site at www.tcpipelineslp.com.

TC PipeLines, LP
Financial Highlights

Statement of Income

Three months ended March 31 (unaudited) (millions of U.S. dollars, except per unit amounts)	**2004**	2003
Equity Income from Investment in Northern Border Pipeline Company [1]	**12.5**	11.0
Equity Income from Investment in Tuscarora Gas Transmission Company [2]	**1.8**	1.3
General and Administrative Expenses	**(0.5)**	(0.4)
Financial Charges	**(0.1)**	-
Net Income	**13.7**	11.9
Net Income per Unit [3]	**$0.75**	$0.66
Units Outstanding (millions)	**17.5**	17.5

Balance Sheet

(millions of U.S. dollars)	**March 31, 2004** (unaudited)	December 31, 2003 (audited)
Assets		
Cash	**2.3**	7.5
Investment in Northern Border Pipeline Company [1]	**258.2**	240.7
Investment in Tuscarora Gas Transmission Company [2]	**40.2**	39.9
	300.7	288.1
Liabilities and Partners' Equity		
Current Liabilities	**0.7**	0.6
Current Portion of Long-Term Debt	**-**	5.5
Long-Term Debt	**14.5**	-
Partners' Equity	**285.5**	282.0
	300.7	288.1

Cash Flow Information

Three months ended March 31 (unaudited) (millions of U.S. dollars)	**2004**	2003
Cash Generated from Operations		
Distributions Received from Equity Investments		
Northern Border Pipeline Company	**12.5**	12.5
Tuscarora Gas Transmission Company	**1.5**	1.5
Changes in Working Capital and Other	**(0.6)**	(0.5)
	13.4	13.5
Return of capital from Northern Border Pipeline Company	**2.0**	
Investment in Northern Border Pipeline Company	**(19.5)**	-
Investment in Tuscarora Gas Transmission Company	**-**	(3.3)
Distributions Paid	**(10.1)**	(9.6)
Long-term debt issued/(repaid)	**9.0**	(3.0)
Decrease In Cash	**(5.2)**	(2.4)

(2) Tuscarora Gas Transmission Company

TC PipeLines holds a 49 per cent general partner interest in Tuscarora Gas Transmission Company. Summarized operating and financial information of Tuscarora for the three months ended March 31, 2004 and 2003 and as at March 31, 2004 and December 31, 2003 is as follows:

Three months ended March 31 (unaudited)	**2004**	2003
Operating Results		
Gas Delivered (million cubic feet)	**7,925**	5,753
Average Throughput (million cubic feet per day)	**87**	64
Financial Results (millions of U.S. dollars)		
Operating Revenue	**8.3**	7.4
Operating Expenses		
Operations, Maintenance & Administrative	**0.9**	0.9
Depreciation and Amortization	**1.6**	1.6
Taxes other than Income	**0.3**	0.3
Total Operating Expenses	**2.8**	2.8
Operating Income	**5.5**	4.6
Interest Expense, Net	**(1.5)**	(1.6)
Other Income	**-**	-
Net Income	**4.0**	3.0
Capital Expenditures (millions of U.S. dollars)		
Maintenance	**0.1**	-
Growth	**0.1**	0.2

Summary Balance Sheet Data (millions of U.S. dollars)	**March 31, 2004 (unaudited)**	December 31, 2003 (audited)
Total Assets	**152.1**	149.6
Other Current Liabilities and Reserves and Deferred Credits	**3.7**	2.1
Long-Term Debt (including current maturities)	**85.4**	85.4
Partners' Capital	**62.9**	62.0
Accumulated Other Comprehensive Income	**0.1**	0.1
Total Liabilities and Partners' Equity	**152.1**	149.6

(3) Net income per unit is computed by dividing net income, after deduction of the general partners' allocation, by the number of common and subordinated units outstanding. The general partner's allocation is computed based upon the general partner's two per cent interest plus an amount equal to incentive distributions.